Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2014

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “its”, “we”, “us”, “our”), dated November 4, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months and nine months ended September 30, 2014 (the “Consolidated Financial Statements”) and restated audited consolidated financial statements and restated MD&A for the year ended December 31, 2013. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless otherwise indicated.

Certain financial measures such as funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Explanatory Note Regarding the Restatement of Previously Issued Consolidated Financial Statements

On September 17, 2014, Penn West restated, among other things, its consolidated balance sheets as at December 31, 2013, December 31, 2012 and January 1, 2012, and its consolidated statements of income (loss), consolidated statements of cash flow and statements of changes in shareholders’ equity for the years ended December 31, 2013 and 2012. Further information on these adjustments and a reconciliation of amounts previously reported are contained in Note 2 to the restated consolidated financial statements for the years ended December 31, 2013 and 2012. The Company has not amended and does not intend to amend the annual filings made for the years ended December 31, 2012 or 2011 or the interim filings made in 2013 or prior years, although restated balances have been presented as comparatives in the restated interim filing for the three months ended March 31, 2014, the interim filing for the three and six months ended June 30, 2014, and in these Consolidated Financial Statements. Additional details regarding the restatement are provided in Note 2 to the Consolidated Financial Statements.

The consolidated financial statements of the Company, the report of the auditors’ thereon and the auditors’ report on the effectiveness of internal control over financial reporting, in each case that were filed prior to September 17, 2014 for the periods from 2008 to March 31, 2014, inclusive, should no longer be relied upon. Accordingly, this MD&A should be read in conjunction with the Company’s filings that have been filed on or after September 17, 2014.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Summary of Key Impacts of the Restatement

The key effects of the restatement on the consolidated balance sheets as at December 31, 2013 are as follows:

	As reported	Adjustment	As restated
	As at December 31, 2013
Property, plant and equipment	$9,392	$(317)	$9,075
Accounts payable and accrued liabilities	654	(56)	598
Deferred tax liability	1,102	(62)	1,040
Deficit	(1,494)	14	(1,480)
Total assets	12,644	(315)	12,329
Total liabilities	$4,934	$(118)	$4,816

The key effects of the restatement on the consolidated statements of income (loss) for the three month and nine month periods ended September 30, 2013 are as follows:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended September 30, 2013			Nine months ended September 30, 2013
Operating costs	$218	$22	$240	$649	$132	$781
Royalties	141	(25)	116	392	(76)	316
Depletion, depreciation and impairment	263	(7)	256	812	(20)	792
Gain on dispositions	(5)	—	(5)	(5)	(4)	(9)
Deferred tax expense (recovery)	5	3	8	(21)	(8)	(29)
Net Income (loss )	$27	$7	$34	$(110)	$(24)	$(134)

The key effects of the restatement on the consolidated statements of cash flows for the three month and nine months periods ended September 30, 2013 are as follows:

	As reported	Adjustment	As restated	As reported	Adjustment	As restated
	Three months ended September 30, 2013			Nine months ended September 30, 2013
Cash flow from Operating activities	$255	$3	$258	$710	$(56)	$654
Cash flow from Investing activities	$(66)	$(3)	$(69)	$(661)	$56	$(605)

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2014	2013(1)	2014	2013(1)
Cash flow from operating activities	$292	$258	$728	$654
Change in non-cash working capital	(73)	13	38	78
Decommissioning expenditures	12	25	32	50

Funds flow	$231	$296	$798	$782

Basic per share	$0.47	$0.61	$1.62	$1.61
Diluted per share	$0.47	$0.61	$1.62	$1.61

(1)	Restated.

Third Quarter Highlights

•	Production in the third quarter of 2014 averaged 100,839 boe per day compared to 133,712 boe per day in the third quarter of 2013. The Company’s production volumes were consistent with its previous forecast of 100,000 boe per day for the third quarter. The decline compared to the third quarter of 2013 is mainly a result of asset dispositions completed in 2013 and 2014 and the Company’s decision not to restore production shut-in due to marginal economic returns during 2013.

•	Development capital expenditures for the third quarter of 2014 were $225 million compared to $75 million in the comparative period of 2013. Consistent with its plan, the Company’s third quarter activities focused on development activities in the Cardium and Viking areas and appraisal activities in the Slave Point area.

•	Netbacks in the third quarter of 2014 were $32.51 per boe compared to $33.74 per boe in the third quarter of 2013. The decline in the third quarter of 2014 is mainly related to lower crude oil prices and higher operating expenses on a per boe basis.

•	Funds flow for the third quarter of 2014 was $231 million compared to $296 million in the comparative period of 2013. This funds flow decline was the result of lower revenues in the period due to lower crude oil prices and lower production volumes due to asset dispositions.

•	There was a net loss in the third quarter of $15 million compared to net income of $34 million in the comparable period of 2013. The decrease in net income was primarily due to lower revenues as a result of asset disposition activity and unrealized foreign exchange losses related to the weakening of the Canadian dollar compared to the US dollar in the period.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

2014 Nine-month Highlights

•	Production volumes for the first nine months of 2014 averaged 106,296 boe per day, compared to 138,833 boe per day for the comparable period of 2013. Penn West’s production volumes remain on target to meet its forecast 2014 average production of 101,000 boe per day to 106,000 boe per day. However, the Company now expects average daily production volumes for 2014 to be above the mid-point of this range, reflecting better than expected performance and reliability in Penn West’s base production and strong performance in new production growth from development programs in each of its three core light-oil areas. The decline in production volumes relative to the comparable period of 2013 is mainly due to asset dispositions completed in 2013 and 2014 and the Company’s decision not to restore production shut-in due to marginal economic returns during 2013.

•	Development capital expenditures for the first nine months of 2014 were $485 million compared to $528 million for the same period in 2013. Penn West’s capital activities focused on its core plays in the Cardium, Slave Point and Viking areas during the period, drilling 137 net wells and it continued to experience capital efficiencies in its operations.

•	Netbacks were $35.85 per boe (2013 – $29.11 per boe) and increased due to a strong commodity price environment and improvements in the Company’s cost structure in the first nine months of 2014.

•	Funds flow in 2014 totalled $798 million, an increase from $782 million in 2013. During the first nine months of 2014, the increase in funds flow from a higher commodity price environment was partially offset by lower revenue due to asset dispositions in 2013 and early 2014.

•	Net income for the first nine months of 2014 was $39 million compared to a net loss of $134 million for the same period in 2013. The increase in net income is related to unrealized risk management gains, notably on foreign exchange contracts associated with the Company’s senior unsecured notes. In 2014, the effects of disposition activity resulted in lower revenues which were offset by lower depletion charges.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Sept 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Three months ended	2014	2014	2014(3)	2013(3)	2013(3)	2013(3)	2013(3)	2012(3)
Gross revenues (1)	$584	$650	$668	$615	$773	$745	$704	$799
Funds flow	231	298	269	203	296	249	237	260
Basic per share	0.47	0.61	0.55	0.42	0.61	0.51	0.49	0.54
Diluted per share	0.47	0.60	0.55	0.42	0.61	0.51	0.49	0.54
Net income (loss)	(15)	143	(89)	(675)	34	(53)	(115)	(79)
Basic per share	(0.03)	0.29	(0.18)	(1.38)	0.07	(0.11)	(0.24)	(0.17)
Diluted per share	(0.03)	0.29	(0.18)	(1.38)	0.07	(0.11)	(0.24)	(0.17)
Dividends declared	69	69	69	68	68	131	130	129
Per share	$0.14	$0.14	$0.14	$0.14	$0.14	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	64,687	69,409	71,638	78,874	84,460	88,146	89,250	99,071
Natural gas (mmcf/d)	217	224	239	275	296	312	321	329

Total (boe/d)	100,839	106,706	111,461	124,752	133,712	140,083	142,804	153,931

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.
(3)	Restated.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Business Strategy

Penn West continues to concentrate on focusing its asset portfolio on its core areas, increasing operational efficiencies, targeting “best-in-basin” operator status, increasing production reliability, improving capital efficiencies and strengthening its balance sheet. To date in 2014, Penn West has achieved a number of operational efficiencies which have led to a reduction in costs and cycle times and significantly improved the Company’s economics. Penn West has increased its production reliability, which has resulted in the Company meeting or exceeding its production targets thus far in 2014. Meanwhile, asset disposition activity has focused the Company’s asset portfolio on its core areas and improved its balance sheet.

Penn West intends to continue to improve its efficiencies and cost structure as it works through a number of continuous improvement initiatives in pursuit of an overall goal to maximize shareholder return through the successful development of the Company’s light-oil resources.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

	Q3 2014	Q2 2014	Q1 2014(1)	Q4 2013(1)	Q3 2013
Benchmark prices
WTI crude oil (US$/bbl)	$97.31	$102.99	$98.62	$97.50	$105.80
Edm mixed sweet par price (CAD$/bbl)	96.98	105.50	99.74	86.33	104.69
NYMEX Henry Hub Close (US$/mcf)	4.06	4.67	4.94	3.60	3.58
AECO Monthly Index (CAD$/mcf)	4.00	4.68	4.76	3.15	2.67
Penn West average sales price (2)
Light oil and NGL (per bbl)	87.49	94.15	91.67	77.43	92.42
Heavy oil (per bbl)	72.38	79.40	69.15	58.66	84.02
Total liquids (per bbl)	84.45	91.26	87.54	73.96	90.88
Natural gas (per mcf)	4.33	4.96	5.75	3.51	2.83
Benchmark differentials
WTI—Edm Light Sweet ($US/bbl)	(8.09)	(6.14)	(8.25)	(15.02)	(4.80)
WTI—WCS Heavy ($US/bbl)	$(20.18)	$(20.04)	$(23.27)	$(32.21)	$(17.47)

(1)	Penn West average prices restated.
(2)	Excludes the impact of realized hedging gains or losses.

Crude Oil

In the third quarter of 2014 there was an easing of concern over worldwide political events and overall crude supply which resulted in a decline in both Brent and WTI prices throughout the quarter. Crude inventories remained at five-year lows at Cushing, Oklahoma with new pipeline connections between Cushing and the Gulf Coast resulting in a relatively consistent Brent to WTI price differential throughout the quarter.

Canadian heavy oil differentials were relatively unchanged from the previous quarter with a widening of Canadian light sweet differentials. However, the increase in the exchange rate for the Canadian dollar relative to the US dollar largely offset the decline in WTI crude oil prices and commodity price differentials.

Following the end of the third quarter both Brent and WTI prices declined with many analysts speculating that the decline is due to continued supply growth primarily in the US and Libya, overall less demand growth as a result of weaker economic forecasts and speculation that Saudi Arabia is unwilling to decrease production levels for OPEC. Commodity price differentials for both light and heavy Canadian crude oil have remained essentially unchanged through this decline while the US dollar has strengthened against the Canadian dollar, partially mitigating the decrease in WTI crude oil prices.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Penn West currently does not have any hedges in place with respect to its crude oil sales.

Natural Gas

In the third quarter of 2014, the North American gas market continued to improve on the recent record storage deficit as a result of increased supply from the Marcellus shale region of the U.S. and relatively moderate temperatures across North America. Both NYMEX and AECO prices declined throughout the third quarter, but appear to have moderated as uncertainty remains regarding inventory levels prior to the upcoming winter season.

Penn West has 140,000 mcf per day of 2014 natural gas production hedged, with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day collared between $3.41 and $4.17 per mcf. In addition, the Company has 70,000 mcf per day of 2015 natural gas production collared between $3.69 per mcf and $4.52 per mcf.

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2014	2013	% change	2014	2013	% change
Light oil (per bbl)	$93.50	$99.62	(6)	$96.90	$90.44	7
Risk management loss (per bbl) (1)	—	(2.95)	100	(2.40)	(0.64)	>100

Light oil net (per bbl)	93.50	96.67	(3)	94.50	89.80	5

Heavy oil (per bbl)	72.38	84.02	(14)	73.73	67.13	10

NGL (per bbl)	52.95	50.86	4	58.03	51.11	14

Natural gas (per mcf)	4.33	2.83	53	5.03	3.24	55
Risk management gain (loss) (per mcf) (1)	(0.30)	0.36	>(100)	(0.40)	0.13	(100)

Natural gas net (per mcf)	4.03	3.19	26	4.63	3.37	37

Weighted average (per boe)	63.49	63.67	—	67.35	58.63	15
Risk management gain (loss) (per boe) (1)	(0.65)	(0.50)	30	(1.91)	0.01	(100)

Weighted average net (per boe)	$62.84	$63.17	(1)	$65.44	$58.64	12

(1)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2014	2013	% change	2014	2013	% change
Light oil (bbls/d)	44,021	58,792	(25)	47,173	61,595	(23)
Heavy oil (bbls/d)	13,012	15,483	(16)	13,251	15,817	(16)
NGL (bbls/d)	7,654	10,185	(25)	8,128	9,856	(18)
Natural gas (mmcf/d)	217	296	(27)	226	309	(27)

Total production (boe/d)	100,839	133,712	(25)	106,296	138,833	(23)

Third quarter production results were consistent with Penn West’s previously stated forecast of 100,000 boe per day. The Company is on track to meet its production forecast of 101,000 to 106,000 boe per day, with Penn West now expecting average production volumes for 2014 to be above the mid-point of this range. Penn West’s second half 2014 drilling program, which began in July, is progressing as planned and the Company started tying in a number of wells late in the third quarter which will continue throughout the fourth quarter. Penn West’s production volumes declined relative to both the three and nine-month comparative periods of 2013 due to asset dispositions outlined in its long-term plan completed in 2013 and 2014 and the Company’s decision to not restore shut-in production with marginal economic returns.

Netbacks

			Three months ended September 30
				2014	2013(2)
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price	$87.49	$72.38	$4.33	$63.49	$63.67
Risk management loss (1)	—	—	(0.30)	(0.65)	(0.50)
Royalties	(13.99)	(11.28)	(0.17)	(8.99)	(9.37)
Operating costs	(26.50)	(24.25)	(1.88)	(20.74)	(19.48)
Transportation	—	—	(0.28)	(0.60)	(0.58)

Netback	$47.00	$36.85	$1.70	$32.51	$33.74

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	51,675	13,012	217	100,839	133,712

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Restated.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

			Nine months ended September 30
				2014	2013(3)
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback (1):
Sales price	$91.19	$73.73	$5.03	$67.35	$58.63
Risk management gain (loss) (2)	(2.05)	—	(0.40)	(1.91)	0.01
Royalties	(15.11)	(11.35)	(0.45)	(10.23)	(8.34)
Operating costs	(21.22)	(24.35)	(2.20)	(18.75)	(20.60)
Transportation	—	(0.02)	(0.28)	(0.61)	(0.59)

Netback	$52.81	$38.01	$1.70	$35.85	$29.11

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	55,301	13,251	226	106,296	138,833

(1)	Excluded from the netback calculation was $3 million primarily related to sulphur sales.
(2)	Gross revenues include realized gains and losses on commodity contracts.
(3)	Restated.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013	% change	2014	2013	% change
Light oil and NGL	$417	$567	(26)	$1,348	$1,647	(18)
Heavy oil	87	119	(27)	267	290	(8)
Natural gas	80	87	(8)	287	285	1

Gross revenues (1)	$584	$773	(24)	$1,902	$2,222	(14)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

On a total basis, Penn West’s revenues have decreased compared to both 2013 periods due to lower production volumes resulting from asset dispositions closed in 2013 and 2014 and its decision not to restore production shut-in due to marginal economic returns during 2013. On a product basis, the increase in natural gas revenues during the nine-month period compared to the same period in 2013 was mainly due to increases in natural gas prices which more than offset the effects of disposition activity.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2013	$2,222
Decrease in light oil and NGL production	(372)
Increase in light oil and NGL prices (including realized risk management)	73
Decrease in heavy oil production	(47)
Increase in heavy oil prices	24
Decrease in natural gas production	(76)
Increase in natural gas prices (including realized risk management)	78

Gross revenues – January 1 – September 30, 2014	$1,902

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Royalties

	Three months ended September 30			Nine months ended September 30
	2014	2013(2)	% change	2014	2013(2)	% change
Royalties (millions)	$83	$116	(28)	$297	$316	(6)
Average royalty rate (1)	14%	15%	(1)	15%	14%	1
$/boe	$8.99	$9.37	(4)	$10.23	$8.34	23

(1)	Excludes effects of risk management activities.
(2)	Restated.

Total royalties were lower in 2014 compared to the same periods in 2013 due to asset disposition activity that occurred in late 2013 and early 2014. The royalty rate for the third quarter of 2014 was lower than the comparative period in 2013 mainly due to lower crude oil prices for the period. Additionally, the increase in 2014 for the first nine months of the year is primarily due to higher average crude oil prices for the period in 2014 compared to 2013. Prior year gas cost allowance amendments which were recorded in the second quarter of 2014 also contributed to a higher royalty rate for the nine month period compared to 2013.

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013(1)	% change	2014	2013(1)	% change
Operating	$193	$240	(20)	$544	$781	(30)
Transportation	6	7	(14)	18	22	(18)
Financing	37	47	(21)	118	139	(15)
Share-based compensation	$1	$6	(83)	$18	$30	(40)

(1)	Restated.

	Three months ended September 30			Nine months ended September 30
(per boe)	2014	2013(1)	% change	2014	2013(1)	% change
Operating	$20.74	$19.48	6	$18.75	$20.60	(9)
Transportation	0.60	0.58	3	0.61	0.59	3
Financing	3.87	3.83	1	4.06	3.66	11
Share-based compensation	$0.21	$0.51	(59)	$0.60	$0.79	(24)

(1)	Restated.

Operating

In 2014, total operating expenses were lower than in the comparable periods of 2013 primarily due to asset disposition activity, lower labour costs as Penn West streamlined its operations and a decline in repair and maintenance expenses due to the Company’s continued focus on improving project economics. Meanwhile, Penn West’s achievement in operating expense reductions resulted in a downward adjustment to the Company’s operating expense accrual at the end of the second quarter of 2014 in order to more accurately reflect the Company’s current costs.

Operating costs on a per boe basis in the third quarter of 2014 were higher than the comparable period in 2013 primarily due to asset disposition activity in 2013 and 2014. For the first nine months of 2014, operating costs were lower than the comparable period in 2013 due to the cost and accrual reductions described above which more than offset the effects of asset disposition activity.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Operating expenses for the third quarter of 2014 included a $1 million realized gain on electricity contracts (2013 – $3 million) and for the nine months ended September 30, 2014 include a realized loss of $1 million (2013 – $11 million gain). In the first nine months of 2014, the average Alberta pool price was $55.80 per MWh (2013 – $90.84 per MWh). Penn West currently has the following contracts in place that fix the price on its electricity consumption; in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 80 MW fixed at $56.69 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility and voluntarily reduced its aggregate borrowing capacity from $3.0 billion to $1.7 billion. The new bank facility consists of two tranches: tranche one has a $1.2 billion borrowing limit and extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2014, the Company had approximately $1.6 billion of unused credit capacity available.

As at September 30, 2014, the fair value of the Company’s outstanding senior unsecured notes was $2.2 billion (December 31, 2013 – $2.2 billion), with a weighted average interest rate, including the effects of cross currency swaps, of approximately 6.0 percent (December 31, 2013 – 6.1 percent) and a weighted average remaining term of 3.9 years (December 31, 2013 – 4.5 years). In 2014, the Company repaid $59 million of its senior unsecured notes when they matured in the second quarter (2013 – $5 million). There have been no senior unsecured notes issued in 2014 or 2013.

Summary information on the Company’s senior unsecured notes is as follows:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		2.8
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		3.3
UK Notes	July 31, 2008	£57	10 years	6.95	%(1)	3.8
2009 Notes	May 5, 2009	US$149 (2), £20, €10, CAD$5	5 – 10 years	8.85	%(3)	3.5
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		4.1
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		7.0
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		5.3

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments and extend over the remaining five years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The Company’s debt capital structure includes shorter-term financings under its syndicated bank facility and longer-term instruments through its senior unsecured notes. Financing charges for the first nine months of 2014 decreased from the comparable period of 2013 as the outstanding balance under the syndicated bank facility was lower. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under the syndicated bank facility held in short-term money market instruments, Penn West believes the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of the Company’s debt capital structure.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

The interest rates under the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the facility are generally made under short-term instruments. As at September 30, 2014, five percent (December 31, 2013 – none) of the Company’s long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on interest rate swaps are recorded as financing costs. For the third quarter of 2014 no such costs were incurred (2013 – $3 million) and for the first nine months of 2014 an expense of $1 million (2013 – $7 million) was incurred reflecting that the floating interest rate was lower than the fixed interest rate transacted under the Company’s interest rate swaps. The Company’s outstanding interest rate swaps expired in January 2014. Financing costs for the first nine months of 2014 also included a $3 million realized foreign exchange loss (2013 – nil) resulting from the repayment of a portion of the Company’s senior unsecured notes during the second quarter of 2014.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013	% change	2014	2013	% change
Options	$2	$4	(50)	$7	$12	(42)
LTRIP	—	3	(100)	9	13	(31)
PSU	(1)	(2)	50	2	4	(50)
DSU	—	1	(100)	—	1	(100)

Share-based compensation	$1	$6	(83)	$18	$30	(40)

Share-based compensation related to the CSRIP was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the restricted rights, LTRIP, DSU and PSU obligations at September 30, 2014 was $7.59 (2013 – $11.43).

General and Administrative Expenses (“G&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2014	2013	% change	2014	2013	% change
Gross	$45	$51	(12)	$135	$168	(20)
Per boe	4.82	4.16	16	4.65	4.44	5
Net	34	40	(15)	104	126	(17)
Per boe	$3.69	$3.22	15	$3.58	$3.32	8

The Company has continued to reduce G&A on a cost basis through staff reductions related to its ongoing focus on process improvements throughout the organization. During the third quarter of 2014, Penn West incurred approximately $7 million of costs ($0.73 per boe) related to the restatement of certain of its historical financial statements and related MD&A and internal review. Excluding these charges on a net basis G&A would have been $2.96 per boe for the third quarter.

While Penn West expects to incur future costs related to the internal review and restatement and the defence of associated litigation, such costs are not expected to reach levels incurred in the third quarter of 2014 and will be incurred over a less concentrated period of time than the initial internal review and restatement costs incurred in the third quarter. Furthermore, the Company currently expects that future costs will be mitigated by the effects of insurance coverage.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Restructuring Expense

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2014	2013	% change	2014	2013	% change
Restructuring	$1	$25	(96)	$12	$38	(68)
Per boe	$0.10	$2.00	(95)	$0.43	$1.00	(57)

The Company has incurred restructuring costs as a result of streamlining its organization and business processes in both 2014 and 2013.

Depletion, Depreciation and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2014	2013(1)	% change	2014	2013(1)	% change
Depletion and depreciation (“D&D”)	$181	$256	(29)	$555	$792	(30)
D&D expense per boe	19.61	20.83	(6)	19.15	20.90	(8)
Accretion of decommissioning liability	9	11	(18)	27	33	(18)
Accretion expense per boe	$0.98	$0.88	11	$0.93	$0.87	7

(1)	Restated.

Asset disposition activity in 2013 and 2014 resulted in lower D&D and accretion expense in 2014. Impairment charges in the fourth quarter of 2013 also contributed to a lower D&D expense in 2014.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013(1)	% change	2014	2013(1)	% change
Deferred tax expense (recovery)	$22	$8	>100	$74	$(29)	>100

(1)	Restated.

The increase in deferred tax expense in 2014 is primarily related to unrealized risk management gains, realized gains on asset dispositions and the reassessment of certain tax pool balances from prior periods.

Foreign Exchange

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013	% change	2014	2013	% change
Unrealized foreign exchange loss (gain)	$83	$(30)	>100	$89	$63	41

The Company records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized losses in both the third quarter of 2014 and on a year-to-date basis in 2014 were primarily related to the Canadian dollar weakening relative to the US dollar.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Funds Flow and Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2014	2013(2)	% change	2014	2013(2)	% change
Funds flow (1) (millions)	$231	$296	(22)	$798	$782	2
Basic per share	0.47	0.61	(23)	1.62	1.61	1
Diluted per share	0.47	0.61	(23)	1.62	1.61	1
Net income (loss) (millions)	(15)	34	>(100)	39	(134)	>100
Basic per share	(0.03)	0.07	>(100)	0.08	(0.28)	>100
Diluted per share	$(0.03)	$0.07	>(100)	$0.08	$(0.28)	>100

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.
(2)	Restated.

Funds flow for the third quarter of 2014 declined from 2013 due to lower crude oil prices and lower production volumes resulting from asset dispositions which both contributed to lower revenues. On a quarterly basis, net income decreased in 2014, mainly due to lower revenues as a result of asset disposition activity completed over the past year and unrealized foreign exchange losses as a result of the weakening of the Canadian dollar compared to the US dollar in the period.

For the first nine months of 2014, funds flow benefited from a higher commodity price environment which was partially offset by lower revenue as a result of asset dispositions in 2013 and early 2014. Net income in 2014 increased from 2013 primarily due to unrealized risk management gains, notably on foreign exchange contracts associated with the Company’s senior unsecured notes. In 2014, the effects of disposition activity resulted in lower revenues which were offset by lower depletion charges.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013(2)	% change	2014	2013(2)	% change
Land acquisition and retention	$1	$1	—	$2	$4	(50)
Drilling and completions	172	40	>100	345	339	2
Facilities and well equipping	52	36	44	135	236	(43)
Geological and geophysical	—	—	—	7	9	(22)
Corporate	7	2	>100	10	7	43
Capital carried by partners	(7)	(4)	75	(14)	(67)	(79)

Exploration and development capital (1)	225	75	>100	485	528	(8)
Property dispositions, net	(3)	(16)	(81)	(215)	(63)	>100

Total capital expenditures	$222	$59	>100	$270	$465	(42)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.
(2)	Restated.

During the third quarter of 2014, the Company continued to execute on its planned capital activities with a focus on the Viking and Cardium plays with 48 and 20 net operated wells drilled, respectively. Additionally, appraisal activities continued in the Slave Point with five net wells drilled. The increase in capital expenditures in the third quarter of 2014 compared to 2013 was the result of the Company completing a strategy review in 2013 which resulted in the Company cutting back its capital expenditures in the comparative quarter. On a year-to-date basis, improvements in drilling cycle times have led to lower costs as Penn West continues to execute on a number of operational and capital efficiency strategies.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Subsequent to the end of the third quarter, Penn West announced it had an agreement in place to dispose of non-core assets located in south central Alberta for proceeds of approximately $355 million. The assets are currently producing approximately 7,500 boe per day, weighted approximately 80 percent toward natural gas and natural gas liquids. Subject to the satisfaction of customary regulatory and other closing conditions, Penn West expects the transaction to close in early December 2014.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013	% change	2014	2013	% change
E&E capital expenditures	$22	$26	(15)	$53	$86	(38)

The Company’s E&E capital expenditures primarily relate to activities conducted by the Peace River Oil Partnership and Cordova Joint Venture. In 2014, the Company recorded a non-cash E&E expense of $16 million (2013 – nil), in the second quarter primarily related to minor properties not expected to be continued into the development phase.

Loss (gain) on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2014	2013	% change	2014	2013	% change
Loss (gain) on asset dispositions	$—	$(5)	(100)	$48	$(9)	100

The losses recognized in income in 2014 were related to non-core property dispositions as the Company continued to focus its asset portfolio on core properties and work through phase two of the disposition strategy contemplated under its long-term plan.

Goodwill

(millions)	September 30, 2014	December 31, 2013
Balance, end of period	$1,887	$1,912

The Company recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. During the first quarter of 2014, the Company reduced goodwill by $25 million as a result of a portion of goodwill being allocated to non-core property dispositions during such quarter.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

The Company is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Liquidity and Capital Resources

Capitalization

	September 30, 2014		December 31, 2013
(millions)		%		%
Common shares issued, at market (1)	$3,757	60	$4,338	61
Bank loans and long-term notes	2,192	35	2,458	34
Working capital deficiency (2)(3)	335	5	344	5

Total enterprise value	$6,284	100	$7,140	100

(1)	The share price at September 30, 2014 was $7.59 (December 31, 2013 - $8.87).
(2)	Excludes the current portion of deferred funding asset, risk management and long-term debt.
(3)	Restated.

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2014	2013	% change	2014	2013	% change
Dividends declared	$69	$68	1	$207	$329	(37)
Per share	0.14	0.14	—	0.42	0.68	(38)
Dividends paid (1)	$69	$131	(47)	$206	$390	(47)

(1)	Includes dividends paid and subsequently reinvested in common shares issued from treasury pursuant to the Company’s dividend reinvestment and optional share purchase plan

On November 4, 2014, the Company declared a fourth quarter dividend of $0.14 per share to be paid on January 15, 2015 to shareholders of record on December 31, 2014. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes. The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. The Company’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $500 million expiring on June 30, 2016 and $1.2 billion expiring on May 6, 2019. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital and dividend programs, supporting the Company’s ability to capture opportunities in the market and execute longer term business strategies.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

The Company has provided a number of financial covenants to its lenders under its lending agreements related to its syndicated bank facility and senior unsecured notes. On September 30, 2014, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2014
Senior debt to EBITDA (1)	Less than 3:1	2.0
Total debt to EBITDA (1)	Less than 4:1	2.0
Senior debt to capitalization	Less than 50%	23%
Total debt to capitalization	Less than 55%	23%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The agreements governing the senior, unsecured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

Financial Instruments

The Company had the following financial instruments outstanding as at September 30, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Forwards	90,000 mcf/d	Oct/14 – Dec/14	$3.90/mcf	$(3)
AECO Collars	50,000 mcf/d	Oct/14 – Dec/14	$3.41 to $4.17/mcf	(1)
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	—
Electricity swaps
Alberta Power Pool	70 MW	Oct/14 – Dec/14	$58.50/MWh	—
Alberta Power Pool	10 MW	Oct/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—
Crude oil assignment
18-month term	10,000 boe/d	Dec/14 – July/16	Differential WCS(Edm) vs. WCS (USGC)	12
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$621	2014 – 2022	0.9986 CAD/USD	74
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(9)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	1
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$69

During the third quarter of 2014, Penn West temporarily assigned its crude oil transportation capacity on the Flanagan South pipeline system.

Please refer to the Company’s website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Outlook

This outlook section is included to provide shareholders with information about the Company’s expectations as at November 4, 2014 for production and capital expenditures in 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” at the end of this MD&A and are cautioned that numerous factors could potentially impact the Company’s capital expenditure levels and production performance for 2014, including the Company’s planned non-core asset disposition program.

2014 OUTLOOK

There have been no changes to the Company’s guidance for its 2014 forecast average production of 101,000 to 106,000 boe per day, as discussed in the President’s Message above and as originally disclosed in our January 21, 2014 press release entitled “Penn West Provides Fourth Quarter 2013 Operational Update and Announces Additional Non-Core Asset Dispositions for Expected Proceeds of Approximately $175 Million.” Our capital budget also remains stable at $820 million, as outlined in our second quarter 2014 financial results press release.

The Company previously forecasted third quarter average production of approximately 100,000 boe per day, which was lower than the second quarter of 2014 to reflect additions from planned capital activities being weighted to the end of the third quarter and anticipated higher levels of planned turnaround activity in the quarter. Average production for the third quarter of 2014 was 100,839 boe per day, consistent with the Company’s target.

All press releases referenced above are available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PRELIMINARY 2015 OUTLOOK

For 2015, the Board has approved a capital budget of approximately $840 million. 2015 forecast average production is expected to be between 95,000 and 105,000 boe per day. Full year funds flow is forecast to be between $875 and $925 million based on pricing assumptions of C$86.50 per barrel of Canadian light sweet, C$3.69 per mcf AECO, and a C$/US$ foreign exchange rate of $1.04.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted expectations.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	20	0.04
Liquids production	1,000 bbls/day	20	0.04
Price per mcf of natural gas	$0.10	5	0.01
Natural gas production	10 mmcf/day	4	0.01
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	18	0.04

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

(millions)	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$—	$276	$244	$272	$494	$906
Transportation	8	29	24	46	58	336
Power infrastructure	23	11	11	11	11	9
Drilling rigs	25	21	17	12	—	—
Purchase obligations (1)	1	5	1	1	1	—
Interest obligations	32	120	106	91	69	89
Office lease (2)	14	58	57	54	54	347
Decommissioning liability (3)	$30	$72	$70	$84	$86	$207

(1)	These amounts represent estimated commitments of $5 million for CO2 purchases and $4 million for processing fees related to the Company’s interest in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $367 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $2.0 billion in senior unsecured notes maturing between 2014 and 2025. If the Company was unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In the third quarter of 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. During the quarter, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Equity Instruments

The following table sets forth information regarding the Company’s outstanding common shares and compensation related equity instruments as at the end of the third quarter and the date of this MD&A.

Common shares issued:
As at September 30, 2014	495,001,862
Issued pursuant to dividend reinvestment plan	2,318,225

As at November 4, 2014	497,320,087

Options outstanding:
As at September 30, 2014	14,504,294
Forfeited	(510,375)

As at November 4, 2014	13,993,919

Restricted Options outstanding (1):
As at September 30, 2014	158,800
Forfeited	(2,100)

As at November 4, 2014	156,700

(1)	Each holder of a Restricted Option also holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise.

Internal Control over Financial Reporting

The internal review conducted by the Audit Committee of the Company’s Board of Directors determined that certain accounting practices required adjustment to correct the previously issued financial statements of the Company for the three month periods ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012 (the “Restated Financials”). The Company’s management previously concluded that the accounting practices that resulted in these errors demonstrated material weaknesses in the Company’s internal control over financial reporting (“ICFR”). Further information regarding the Audit Committee’s internal review and the resulting restatement of certain of its historical disclosure documents (the “Restatement”) is contained in the Restated Financials and related restated MD&A and accompanying press release.

The following is an overview of the material weaknesses that were identified to have existed in prior periods, and that continued to exist at September 30, 2014.

1.	Control environment and supervisory material weakness – The control environment, which includes the Company’s Code of Business Conduct and Ethics and the Code of Ethics for Directors, Officers and Senior Financial Management, is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its employees, and is the foundation of the other components of ICFR. In connection with the Restatement, senior management concluded that the Company’s former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. There was a lack of awareness or willingness of some staff with knowledge of improper accounting practices to utilize the Company’s independently administered whistle blower hotline or to take other actions that could have identified the improper accounting practices to the appropriate persons on a timelier basis. This material weakness in the Company’s overall control environment was a contributing factor to the additional material weakness described below.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

2.	Journal entry material weakness – In connection with the Restatement, senior management concluded that the Company did not maintain effective control over the recording of certain journal entries. The Company has a journal entry policy that requires appropriate segregation of duties in that a person creating an entry is not able to approve his or her own entry. In addition, the policy requires each journal entry to include appropriate supporting documentation and analysis to ensure it is made in accordance with IFRS. This policy was not consistently applied as reviewers were in some instances approving journal entries without appropriate documentation. This inconsistent application of the policy allowed inappropriate journal entries with respect to incorrectly capitalizing certain property, plant and equipment from operating expense and incorrectly classifying certain operating expenses to royalties.

Each of these material weaknesses, which continued to exist at September 30, 2014, created a reasonable possibility that a material misstatement of the Company’s annual financial statements or interim financial reports would not be prevented or detected on a timely basis. However, Penn West believes that it mitigated this risk during the third quarter through substantive testing, analytical procedures and actions specific to the material weaknesses. Details of such remediation activities are described below.

Remediation Actions to Date and Ongoing Remediation Plan for Material Weaknesses

During the third quarter of 2014, remediation actions take to address the control environment and supervisory material weakness described above included Penn West engaging an external third party to assist with control remediation and internal control testing. The third party is working with senior management to strengthen the specificity of controls and enhance accountability of the control functions. The Company believes that increasing organizational awareness and understanding of the importance of internal controls will significantly decrease the risk of errors in the Company’s financial statements. Remediation efforts during the third quarter also included a “town hall” meeting held by the Company with all employees, led by the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). At this meeting, the CEO and CFO discussed the values of the Company, which include integrity and open communication. Information was provided at this meeting to all in attendance reminding employees of the content and purpose of the Company’s Whistle Blower Policy and related whistle blower hotline.

Remediation efforts related to the journal entry material weakness described above are ongoing. In the third quarter of 2014, an initial training session was held with accounting managers who are responsible for account reconciliations and journal entry review. Additional educational sessions across the entire accounting department will occur in the coming months. Also during the third quarter of 2014, senior accounting management personnel, including the CFO, performed substantive testing related to manual journal entries to obtain sufficient evidence regarding the correct classification of these items under IFRS in accordance with the Company’s journal entry policy.

Penn West continues to implement appropriate remedial measures to strengthen the Company’s corporate governance, compliance and control processes. Senior management is also reinforcing related accounting policies through enhanced formalization of documentation requirements and additional training and procedures across the Company to better ensure compliance with the Company’s policies and standards and will continue to emphasize adherence to these policies on an on-going basis. Going forward, senior management is focused on improving processes and controls by completing the following remediation measures:

•	Continuing to conduct ongoing compliance, accounting policy and controls training for its accounting and finance staff and continuing to increase awareness and ensure effectiveness of the Company’s whistleblower hotline.

•	Continue to reestablish proper oversight within the accounting and finance functions.

•	Continue to enforce the journal entry policy and improve controls requiring appropriate analysis, documentation and approval for all journal entries, and in addition, continue to review approval authorities and enhance journal entry review procedures.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

In addition to the material weaknesses discussed above, management’s analysis determined that a significant deficiency in ICFR was demonstrated with respect to the Company’s capitalization policy. The Company has a capitalization policy in place that establishes the criteria for expensing and capitalizing costs in accordance with IFRS. During the review of accounting entries, instances were identified where operating expenses were classified as capital costs and capital costs were classified as operating expenses. The instances of these errors decreased in frequency and magnitude over the restatement period as the Company refined the application of the policy. However, Penn West’s management has determined that as of September 30, 2014, the Company continues to have a significant deficiency related to the application of its capitalization policy. During the third quarter, the capitalization policy was discussed with employees in both the accounting and operations departments in order to educate such employees regarding the requirements of the policy. Training is ongoing; thus, in order to obtain sufficient evidence of classifications at September 30, 2014 an internal review was completed on all authorizations for expenditure processed during the third quarter to ensure that their classification was appropriate.

In addition to the remediation actions discussed above with respect to the material weaknesses identified, senior management is focused on the importance of consistent application of the capitalization policy through training along with enhanced clarification on areas requiring judgment.

Senior management continues to discuss the aforementioned material weaknesses and significant deficiency with the Company’s Audit Committee, and the Board of Directors will continue to review progress on these remediation activities on a regular and ongoing basis.

Although there have been significant improvements made to the Company’s ICFR in relation to the material weaknesses and significant deficiency described above, the material weaknesses and significant deficiency outstanding at September 30, 2014 cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts Penn West has implemented or will implement will effectively remediate the material weaknesses and significant deficiency described above or prevent the incidence of other significant deficiencies or material weaknesses in its ICFR in the future. The Company’s management, including its CEO and CFO, does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses and significant deficiency. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving Penn West’s stated goals under all potential future conditions. The Company will continue to progress through its remediation plan.

Changes in Internal Control Over Financial Reporting

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. Remediation of the material weaknesses and significant deficiency discussed above commenced during this time period, but such remediation activity was not completed by the end of the third quarter. However, Penn West’s senior management has determined that the material weakness related to management override that was identified to have existed in prior periods, as described in the Restated Financials and related MD&A, had been remediated as at September 30, 2014. Completion of remediation activities in respect of such material weakness constituted a material change in the Company’s ICFR during the period. Details regarding such remediated material weakness and the remediation actions taken in respect of it are described below.

PENN WEST THIRD QUARTER 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Description of Material Weakness Remediated: In connection with the Restatement, the Company’s management previously concluded that a material weakness existed with respect to management override, in that the Company did not maintain effective controls to prevent or detect the circumvention or override of controls. Two of the accounting adjustments identified in the internal review conducted by the Audit Committee were a result of senior accounting management overriding the Company’s processes related to capital cost accruals and the recording of adjustments to oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments. In both of these cases, the Company’s processes generated the correct financial statement treatment of these items. However, senior accounting management overrode the outcomes from such processes and did not record the correct amounts in the appropriate period.

Details of Remediation Actions: The senior finance and accounting personnel who were at the Company and involved in the adoption and use of the accounting practices that led to the Restatement, including management override of controls, are no longer employed by the Company. With new senior finance and accounting personnel in place, Penn West has confirmed that during the third quarter of 2014 there was no management override of the capital accrual or oil and natural gas sales / volume processes. Additionally, during the third quarter of 2014, senior accounting management personnel, including the CFO, completed inquiries with various accounting staff and conducted analytical procedures to ensure no management override occurred. As a result of these measures, the Company’s management has concluded that the Company has remediated this material weakness as at September 30, 2014.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard replaces IAS 39 “Financial Instruments: Recognition and Measurement”. This standard is effective for annual periods ending on or after January 1, 2018. Penn West has not yet assessed the impact of this standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section of this MD&A.

Non-GAAP Measures

Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

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Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “2014 Nine-month Highlights” and under “Production”, our expectations with respect to average daily production volumes for 2014, including our expectation that such volumes will be above the mid-point of our forecast 2014 average production range of 101,000 boe per day to 106,000 boe per day; under “Business Strategy”, the focus of our asset portfolio on our core areas, including increasing operational efficiencies, targeting “best-in-basin” operator status, increasing production reliability, improving capital efficiencies and strengthening our balance sheet, and our intention to continue to improve the Company’s efficiencies and cost structure as the Company works through a number of continuous improvement initiatives in pursuit of an overall goal to maximize shareholder return through the successful development of the Company’s light-oil resources; under “Production”, our intention to continue tying in wells throughout the fourth quarter; under “General and Administrative Expenses”, our expectation that future costs incurred in respect of the internal review and restatement and the defence of associated litigation will not reach levels incurred in the third quarter of 2014, and our expectation that such future costs will be mitigated by the effects of insurance coverage; under “Capital Expenditures”, the details of Penn West’s proposed disposition of non-core assets, including the assets to be sold, consideration to be received, and anticipated closing date; under “Liquidity and Capital Resources”, all matters relating to our dividend policy, including the factors that may affect the amount of dividends that the Company pays in the future (if any), and our belief that the Company’s risk management strategies may increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies; under “Outlook”, our forecast average daily production volumes for 2014 and 2015, our capital budget information for 2014 and 2015, and our forecast funds flow for 2015; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period; under “Contractual Obligations and Commitments”, our intent to vigorously defend against any legal actions arising out of the Restatement; and under “Remediation Actions to Date and Ongoing Remediation Plan for Material Weaknesses”, the Company’s plan, and the specific actions the Company proposes to undertaken in furtherance of the plan, to remediate the material weaknesses and significant deficiency in the Company’s ICFR, and the benefits that the Company anticipates will result from the remediation plan and specific actions taken thereunder.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: 2015 prices of C$86.50 per barrel of Canadian light sweet and C$3.69 per mcf AECO and a 2015 C$/US$ foreign exchange rate of $1.04; matters with respect to the non-core asset disposition described herein, including that the closing conditions will be met or waived, and that the disposition will close on the terms and on the timeline disclosed herein; that the Company does not dispose of additional material producing properties; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that the Company intends to pay.

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Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company is unable to close the disposition disclosed herein on the terms described or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that the Company cannot anticipate; the possibility that the Company will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing non-producing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Revised Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Revised Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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